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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SG Americas Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Cugliari 201-839-8820
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name-if individual, state last, first, middle name)

2 World Financial Center (Address) New York (City) NY (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SG AMERICAS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
(In thousands)

Assets

Cash	$ 155,061
Cash segregated for regulatory purposes	135,151
Receivables from brokers, dealers, and clearing organizations	1,528,961
Receivables from customers	1,624
Receivables from non-customers	144
Collateralized agreements:	
Securities borrowed	12,026,262
Securities received as collateral	6,270,429
Financial instruments owned — at fair value	1,824,047
Financial instruments owned and pledged as collateral — at fair value	8,578,450
Total financial instruments owned — at fair value	10,402,497
Other assets	204,694
Total assets	$ 30,724,823

Liabilities and member's equity

Short-term borrowings	$ 801,256
Payables to brokers, dealers, and clearing organizations	76,295
Payables to customers	18,643
Payables to non-customers	3,107,242
Collateralized financings:	
Securities sold under agreements to repurchase	752,282
Securities loaned	15,334,483
Obligation to return securities received as collateral	6,270,429
Financial instruments sold, not yet purchased — at fair value	1,222,662
Accrued expenses and other liabilities	293,178
Total liabilities	27,876,470
Commitments, contingencies, and guarantees	
Subordinated borrowings	640,000
Member's equity	2,208,353
Total liabilities and member's equity	$ 30,724,823

See notes to statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

SG Americas Securities, LLC (the "Company") is a Delaware limited liability company and wholly owned subsidiary of SG Americas Securities Holdings, LLC ("SGASH"), a Delaware limited liability company. SGASH is a wholly owned subsidiary of Société Générale ("SG"), a large diversified financial institution based in Paris, France, that is engaged in three core businesses: retail banking and specialized financial services; global investment management and services; and corporate and investment banking.

The Company provides a range of investment banking services including debt and equity capital market financing, debt and equity underwriting, fixed income and securitization sales and trading, mergers and acquisition advisory, equity derivatives sales and trading, global program trading, as well as clearing, settlement, and custodial services, primarily for affiliated companies. The Company services clients in such sectors as Financial Institutions, Energy & Natural Resources and Infrastructure providers, among others. The Company also conducts proprietary trading primarily in equity and fixed income securities.

The Company has its headquarters in New York City and offices in Boston, Chicago, Los Angeles, Dallas, Houston, and Jersey City.

The Company is a registered broker and dealer of securities under the Securities Exchange Act of 1934 and a registered independent Introducing Broker ("IB") with the Commodity Futures Trading Commission ("CFTC"). The Company is regulated by the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). The Company is a member of the New York Stock Exchange ("NYSE"), the National Association of Securities Dealers Automated Quotations ("NASDAQ"), and other regional exchanges.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America that require management to make certain estimates and assumptions. Significant estimates and assumptions include fair value measurements and provision for potential losses that may arise from litigation. The Company believes that the estimates utilized in the preparation of the financial statements are reasonable. Actual results could be materially different from these estimates.

Cash – Cash includes cash on hand and cash in depository accounts with other financial institutions.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase – The Company purchases securities under agreements to resell ("resale agreements") and takes possession of these securities. Resale agreements are treated as collateralized borrowing transactions. The Company also sells securities under agreements to repurchase ("repurchase agreements"). Resale and repurchase agreements are generally collateralized by U.S. governmental securities.

Resale and repurchase agreements are recorded at their contract amounts. Collateral is valued daily and the Company may require counterparties to deposit additional collateral or return additional collateral pledged when appropriate. Contract values of repurchase and resale agreements approximate fair value because they are generally short term in nature and are collateralized.

The Company nets certain resale and repurchase agreements with the same counterparty on the statement of financial condition when the requirements of Financial Accounting Standards Board ("FASB") Accounting Standard Codification ("ASC" or "Codification") 210 - *Offsetting of Amounts Related to Certain Repurchase and Resale Agreements*, are met.

Related accrued interest and fees are included in other assets or accrued expenses and other liabilities on the statement of financial condition.

Securities Borrowed and Securities Loaned – Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company receives cash or other collateral for securities loaned transactions from the borrower. Securities borrowed and securities loaned transactions are generally collateralized by equity securities. The Company monitors the market value of the securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary. Contract value of securities borrowed and securities loaned agreements approximate fair value because they are generally short term in nature and are collateralized.

Securities collateral are also advanced or received in certain "non-cash" securities borrowed and securities loaned transactions. As required by FASB ASC 860 – *Transfers and Servicing*, in those instances where the Company acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it reports the fair value of the securities received as securities received as collateral and a corresponding obligation to return securities received as collateral on the statement of financial condition.

Related accrued interest and fees are included in other assets or accrued expenses and other liabilities on the statement of financial condition.

Securities Transactions – Proprietary securities transactions are entered into for trading purposes and generally include equity stock index securities, exchange traded funds (ETF), corporate and other debts, and U.S. government and agency securities.

Securities transactions in regular-way trades are recorded on a trade date basis and reported net by cusip in financial instruments owned – at fair value and financial instruments sold, not yet purchased – at fair value.

Amounts receivable and payable for securities transactions that have not yet reached their contractual settlement date and which are settled through a clearing organization are reported net by clearing organization in receivables from broker, dealer, and clearing organizations on the statement of financial condition. Securities transactions with another broker dealer which have not yet settled are reported gross in receivable from broker, dealer, and clearing organizations on the statement of financial condition.

Securities balances are carried at fair value or amounts that approximate fair value. Market value is generally based on published market prices or other relevant factors including dealer price quotations.

Derivative Transactions – The Company enters into various derivative transactions (including futures, forwards, and listed options contracts) for trading purposes, as a means of risk management. The Company's primary derivative activity is to hedge its basket trading portfolio by taking an offsetting position in a related equity-index futures contract.

The fair value of forward and option contracts are included in financial instruments owned - at fair value and financial instruments sold, not yet purchased - at fair value on the statement of financial condition. The fair value of open futures contracts are reported net in receivables from or payables to brokers, dealers, and clearing organizations on the statement of financial condition.

The Company also entered into other over the counter (OTC) derivative transactions for purposes other than trading, as a means to economically hedge the fluctuation in certain deferred compensation. The fair value of these contracts are included in financial instruments owned - at fair value and financial instruments sold, not yet purchased - at fair value on the statement of financial condition.

Fair Value Measurements – A significant portion of the Company's financial instruments are carried at fair value with changes in fair value recognized in earnings each period. Fair value is defined as the price that could be received to sell an asset or paid to transfer a liability (i.e. "exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including market, income, and/or cost approaches. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company uses its own assumptions to estimate those that market participants would use in pricing the asset or liability at the measurement date.

ASC 820 – *Fair Value Measurements and Disclosures* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy under ASC 820 — *Fair Value Measurements and Disclosures* are as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical unrestricted assets or liabilities. The Company's Level 1 balances generally include U.S. government securities, equity stock index securities, ETFs, listed US options, and other publicly traded funds.

Level 2 – Quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. The types of instruments that trade in markets that are not considered to be active but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency include certain exchange shares, certain US government and agency securities, and certain derivative contracts. Such instruments are generally classified within Level 2 of the fair value hierarchy.

Level 3 – Unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company's Level 3 balances generally include securities with no observable markets.

An instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. See Note 3. In addition, a downturn in market conditions could lead to further declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Customer and Non-Customer Transactions – Customer and non-customer transactions on the accompanying statement of financial condition are as defined by the Customer Protection Rule - *SEC rule 15c3-3.* Client securities transactions are recorded on a settlement date basis.

Receivables from and payables to customers and non-customers include amounts due on cash and margin accounts. The Company has securities owned by customers and non-customers in its possession. These securities are not reflected in the statement of financial condition.

Employee Compensation Plans – The Company accounts for stock-based compensation plans in accordance with ASC 718 – *Compensation – Stock Compensation.*

Other Assets – Property, leasehold improvements, and equipment ("Fixed assets"), net of accumulated depreciation and amortization are included in other assets on the statement of financial condition. The Company periodically evaluates the carrying value of Other Assets to determine if events or circumstances exist indicating that the asset may be impaired.

The useful life on fixed assets ranged from 3 to 13 years at December 31, 2010.

The Company has ownership interest in several exchanges. Due to the demutualization of some exchanges, the Company's ownership interests in exchanges are classified as either trading securities or exchange memberships and are reported on the statement of financial condition as securities owned, at fair value, and other assets, respectively. Exchange memberships are recorded at cost, or if an other-than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that such impairment in value occurred in 2010, at which time the Company wrote down its cost of its exchange memberships.

Investment Banking – Investment banking receivables are reported in other assets in the statement of financial condition.

Foreign Currency – The Company's assets and liabilities denominated in foreign currencies are translated at the rate of exchange at the statement of financial condition date.

Income Taxes – The Company is a single member limited liability company that is disregarded for federal, state, and local income tax purposes. As such, for U.S. tax purposes the activities of the Company are reported as part of SG's U.S. tax filings.

Financial Statement Presentation – Receivables and payables (including those resulting from contractual commitments, derivative transactions, and cash collateral) are reported net by counterparty, provided a legally enforceable master netting agreement exists and the Company has both the intent and ability to settle net.

Accounting Developments – In June 2009, the FASB issued ASU No. 2009-16, *Transfers and Servicing – Accounting for Transfers of Financial Assets*, which amends ASC 860 for the requirements of derecognizing financial assets. ASU No. 2009-16 is effective for the Company for financial asset transfers occurring on and after January 1, 2010. The adoption of ASU No. 2009-16 did not affect the Company's financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *Fair value Measurements and Disclosures*, which amends ASC 820 to add new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. Certain disclosure requirements of ASU 2010-06 were effective January 2010 and they did not have a material impact on the Company's financial statements. Additional disclosures are effective for the Company on January 1, 2011. The Company does not expect that the adoption of this new standard will have a material impact on its financial statements.

3. FINANCIAL INSTRUMENTS

Financial instruments owned – at fair value, including those pledged as collateral and financial instruments sold, not yet purchased – at fair value at December 31, 2010, consist of the following (in thousands):

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased
Equity securities	$ 8,662,894	$ 141,358
U.S. government and agency	1,672,429	1,059,129
Corporate and other debts	-	126
Derivative contracts	48,591	22,049
Alternative investments	18,583	-
Total	$ 10,402,497	$ 1,222,662

Equity securities include equity stock index securities, preferred stocks, and warrants. U.S. government and agency consists of U.S. treasury and agency securities. Corporate and other debts include corporate, municipal, and other sovereign debts. Derivative contracts include forward and listed options entered into for trading purposes. It also includes certain OTC derivative contracts entered into for purposes other than trading. Alternative investment, which is held for purposes other than trading, includes an investment vehicle composed of various investment funds.

The Company pledges its securities owned to collateralize certain repurchase and securities borrow agreements. Pledged securities that can be sold or re-pledged by the secured party are reported in the statement of financial condition as securities owned and pledged as collateral at fair value.

4. COLLATERALIZED TRANSACTIONS

In the normal course of business, the Company receives securities primarily in connection with resale agreements, securities borrowed, and custody agreements. In many cases, the Company is permitted by contract or custom to sell or re-pledge the securities to counterparties in connection with entering into repurchase agreements, securities lending agreements, other secured financings, and meeting settlement requirements.

As of December 31, 2010, the market value of securities received as collateral by the Company that it was permitted by contract or custom to deliver or re-pledge was $31.1 billion, of which the Company delivered or re-pledged $20.5 billion.

The Company received securities in connection with certain non-cash securities loan agreements. As required by FASB ASC 860 – *Transfers and Servicing*, the Company reported the fair value of these securities on the statement of financial condition. At December 31, 2010, fair value of securities received from these transactions totaled $6.3 billion and are reflected as securities received as collateral and obligation to return securities received as collateral.

5. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, and clearing organizations at December 31, 2010, consist of the following (in thousands):

	Receivables	Payables
Clearing organizations	$ 825,178	$ 35,146
Broker dealers	670,885	18,952
Securities failed-to-deliver/receive	32,898	22,197
Total	$ 1,528,961	$ 76,295

The Company clears proprietary and customer securities transactions through securities clearing organizations and other clearing houses. The amounts receivable from and payable to clearing organizations include good faith deposits, net settlement balances, and net receivable or payable balances arising from unsettled trades.

As of December 31, 2010, clearing organization receivables include net receivable from unsettled trades for $573.7 million; deposits and net settlement balances from securities clearing organizations for $197 million; and net settlement balances from other clearing houses for $54.5 million. Clearing organization payables include net settlement balances from securities clearing organizations for $35.1 million.

The Company also clears proprietary futures transactions through another broker dealer. The amounts receivable from and payable to other broker dealers include a net settlement account balance at an

affiliated clearing broker. As of December 31, 2010, broker dealer receivables include a net settlement account balance from an affiliated clearing broker for $649.8 million, as discussed in Note 8. Other broker dealer receivables and payables include outstanding commissions and brokerage fees.

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received by the Company on settlement date.

6. OTHER ASSETS, AND ACCRUED EXPENSES AND OTHER LIABILITIES

Other Assets – The following table sets forth the amounts that are included in other assets on the Company's statement of financial condition at December 31, 2010 (in thousands):

Receivables from affiliates	$ 115,993
Deferred plan investments	51,280
Dividends and interest receivable	25,274
Exchange memberships (at cost) — net of provision for impairment ($3,791)	2,684
Fixed assets — net of accumulated depreciation ($7,752)	237
Miscellaneous receivables and other	9,226
Total	$ 204,694

As discussed in Note 8, receivables from affiliates include outstanding balances from transactions entered into with SG and affiliates in the normal course of business.

Deferred plan investments include company owned life insurance policies (COLI) with a cash surrender value of $51.3 million.

Dividends and interest receivables include outstanding dividends from trading securities and outstanding interest receivable from reverse repo and securities borrowed activities. Interest from reverse repo and securities borrowed activities totaled $12.6 million, of which $2.6 million are with SG and affiliates.

Miscellaneous receivables and other include accrued fee income, prepaid expenses, and other sundry receivables.

Accrued Expenses and Other Liabilities – The following table sets forth the amounts that are included in accrued expenses and other liabilities on the Company's statement of financial condition at December 31, 2010 (in thousands):

Employee related payables	$205,121
Payables to affiliates	59,453
Dividends and interest payable	14,408
Other liabilities	14,196
Total	$293,178

Employee related payables include balances for employees' compensation and benefits and deferred compensation plan liabilities.

As discussed in Note 8, payables to affiliates include outstanding balances with SG and affiliates for operational and administrative support and management services.

Dividends and interest payables include outstanding dividends from trading securities and outstanding interest payable from reverse repo, securities loaned, and other activities. Interest from repurchase agreements and securities loaned totaled $8.7 million, of which $0.5 million are with SG and affiliates.

Other liabilities generally include legal fees, accrued expenses, and other sundry payables.

7. ASSETS AND LIABILITIES FAIR VALUE MEASUREMENT

Fair Value Measurements on a Recurring Basis

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 (in thousands):

	Level 1	Level 2	Level 3	Carrying Value in Statement of Financial Condition
Assets				
Securities received as collateral	$ 6,265,308	$ 5,121	$ -	$ 6,270,429
Financial instruments owned — at fair value:				
Equity securities	8,658,075	4,387	432	8,662,894
U.S. government and agency	1,061,719	610,710		1,672,429
Derivative contracts	33,059	15,532	-	48,591
Alternative investments	-	18,583	-	18,583
	$ 9,752,853	$ 649,212	$ 432	$ 10,402,497
Other assets	$ -	$ 51,280	$ -	$ 51,280
Liabilities				
Obligation to return financial instruments received as collateral	$ 6,265,308	$ 5,121	$ -	$ 6,270,429
Financial instruments sold, not yet purchased — at fair value:				
Equity securities	141,306	-	52	141,358
U.S. government and agency	923,723	135,406	-	1,059,129
Corporate and other debt	-	-	126	126
Derivative contracts	17,913	4,136	-	22,049
	$ 1,082,942	$ 139,542	$ 178	$ 1,222,662

The table below sets forth a reconciliation of the beginning and ending balances for Level 3 assets and liabilities measured at fair value on a recurring basis during the year ended December 31, 2010 (in thousands):

	Beginning Balance	Net Sales, Purchase, and Settlements	Gains (Losses) Related to Assets Held at Year End	Realized Gains (Losses) Related to Assets No Longer Held	Ending Balance
Assets					
Equity securities	$ 1,149	$ (776)	$ 60	$ (1)	$ 432
Liabilities					
Equity securities	$ 206	$ (154)	$ -	$ -	$ 52
Corporate and other debt	147	-	(21)	-	126
	$ 353	$ (154)	$ (21)	$ -	$ 178

Valuation Techniques:

- **Equity Securities** – *Exchange traded equity securities*: Exchange traded equity securities are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

  Non-exchange traded equity securities: Non-exchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed from recently executed market transactions and are categorized as Level 2 in the fair value hierarchy. Where such information is not available, non-exchange traded equity securities are categorized as Level 3 financial instruments and measured using valuation techniques involving quoted prices of or market data for comparable companies, similar company ratio ratios and multiples (e.g., price/EBITDA, price/book value, etc.), discounted cash flow analyses and transaction prices observed for subsequent financing or capital issuance by the company. When using pricing data of comparable companies, judgment must be applied to adjust the pricing date to account for the differences between the measured security and the comparable security (e.g., issuer market capitalization, yield, dividend rate, geographical concentration).

- **U.S. Government and Agency Securities** – *Treasury Securities*: U.S. Treasury securities are measured based on quoted market prices and generally categorized as Level 1 of the fair value hierarchy.

  U.S. Agency Issued Debt Securities: Callable and non-callable U.S. agency issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities and generally classified as Level 2 of the fair value hierarchy.

- **Corporate and Other Debts** – Corporate bonds and other debts are measured using valuation models including cash flow models incorporating interest rate curves, same name or index credit default swap curves for comparable issuers and recovery rate assumptions. Corporate and other debts measured using such valuation techniques are classified within Level 3 of the fair value hierarchy.

- **Derivatives** – *Listed Derivative Contracts*: Listed derivative contracts are measured based on quoted exchange prices, which are generally obtained from pricing services, and are categorized as Level 1 in the fair value hierarchy.

  OTC Derivative Contracts: OTC derivative contracts are generally valued using valuation models, whose inputs reflect assumptions that we believe market participants, would use in valuing the derivative in a current period transaction. For many OTC derivative contracts valuation models are appropriately calibrated to market data and do not involve material subjectivity as the methodologies used do not entail significant judgment and the inputs to valuation models do not involve a high degree of subjectivity since such inputs are readily observable or can be derived from actively quoted markets. OTC derivative contracts are primarily categorized in Level 2 of the fair value hierarchy given that the inputs to the valuation models are observable.

- **Alternative Investments** – Alternative investments, which consist of investment in various mutual funds, are reported at fair value in financial instruments owned - at fair value on the statement of financial condition. The valuation of alternative investments is provided by the administrator of the alternative investments. As such, the alternative investment is classified as Level 2 in the fair value hierarchy.

- **COLI Cash Surrender Value** – Under the COLI policies, the Company makes investments into various mutual funds. The cash surrender value of the policies is reported at fair value in other assets on the statement of financial conditions. The COLI cash surrender value is provided by the administrator of the COLI policies. As such, the COLI cash surrender value is classified as Level 2 in the fair value hierarchy.

- **Non-Cash Securities Loaned** – Non-cash securities loaned are measured based on the underlying securities received as collateral. If the securities received as collateral are exchange traded equity securities and/or U.S. government and agency securities, they are measured based on quoted exchange prices, which are generally obtained from pricing services. As such, non-cash securities loaned are categorized as Level 1 in the fair value hierarchy. If the securities received as collateral are non-exchange traded equity securities and/or non government and agency debt securities, they are measured primarily using broker quotations, pricing service data from external providers and prices observed from recently executed market transactions. As such, non-cash securities loaned are categorized within Level 2 of the fair value hierarchy.

Fair Value Measurements on a Non-Recurring Basis – Certain assets and liabilities are measured at fair value on a nonrecurring basis and are not included in the table above. These assets and liabilities are not measured at fair value on an ongoing basis, but are subject to fair value adjustments only in certain circumstances (e.g., when there is evidence of impairment).

Nonrecurring measurement was performed on the Company's exchange membership seats during the year. Exchange membership seats, which are included in other assets, are considered Level 3 assets. Certain exchange membership seats were deemed other than temporarily impaired, in 2010.

8. RELATED PARTY TRANSACTIONS

At December 31, 2010, amounts outstanding to and from affiliates are reflected in the statement of financial condition as set forth below (in thousands):

Assets:	
Cash	$ 1,130
Receivables from brokers, dealers and clearing organizations (refer to Note 5)	649,839
Securities borrowed	289,609
Securities received as collateral	153,731
Financial instruments owned — at fair value	15,532
Other assets	118,571
Liabilities:	
Short-term borrowings — (refer to Note 9)	800,000
Payables to customers	13,000
Payables to non-customers	3,099,524
Securities loaned	1,917,842
Financial instruments sold not yet purchased - derivatives	4,135
Accrued expenses and other liabilities	60,706
Subordinated borrowings — (refer to Note 10)	640,000

The related party balances set forth in the table above resulted from transactions between the Company and SG and affiliates in the normal course of business as part of its trading, clearing, financing, and general operations. In addition, certain costs have been allocated from SG and affiliates to the Company for operational and administrative support and management services.

The Company maintains certain bank accounts at an affiliated bank. These bank balances are included in cash on the statement of financial condition and are as set forth in the table above.

The Company clears proprietary futures transactions through an affiliate clearing broker dealer. As of December 31, 2010, the Company reported a net receivable from affiliated clearing broker in receivables from brokers, dealers, and clearing organizations on the statement of financial condition, as set forth above.

The Company carries clearing and settlement accounts of SG and affiliates and provides securities clearing, settlement, and custody services for their U.S. trading activities. Clearing and settlement balances are reflected in receivables from and payables to customers and non-customers on the statement of financial condition and are as set forth in the table above. Outstanding receivables related to fees earned totaled $9.5 million and are included in other assets on the statement of financial condition.

Payables relating to intercompany transactions totaled $0.7 million and are reported in accrued expenses and other liabilities on the statement of financial condition.

The Company also enters into various collateralized agreements and financing transactions with SG and affiliates.

- The Company enters into short-term resale and repurchase agreements with affiliates. Resale agreements are entered into primarily to acquire the securities needed for clearing organization margin deposits or to invest excess cash from operating activities. Resale agreements are reflected in securities purchased under agreements to resell in the statement of financial condition. Repurchase agreements are entered into for financing purposes and are reported in securities sold under agreements to repurchase in the statement of financial condition. There were no outstanding resale and repurchase agreements with affiliates at December 31, 2010.

- The Company acts as a conduit for certain stock borrowing and lending activities for SG and affiliates. The Company primarily borrows from third party counterparties and lends to SG and affiliates. Other stock borrowing and lending activities are entered into in connection with short sales and other financing activities.

  When cash collateral is advanced or received, these activities are recorded at the contract amount in securities borrowed and securities loaned on the statement of financial condition and are as set forth in the table above. When securities collateral is received in connection with certain stock loan agreements, the fair value of the securities received are reported in securities received as collateral and obligation to return securities received as collateral on the statement of financial condition. Affiliated balances in connection with these securities loan agreements are as set forth in the table above.

  Certain securities borrowed and securities loaned transactions are prepaid and the related securities are delivered or received at a later date. Prepaid stock borrows and stock loans are unsecured and are reported in receivables from or payables to brokers, dealers, and clearing organizations on the statement of financial condition. There were no prepaid securities loan and borrow with affiliates at December 31, 2010.

  Related outstanding rebate receivable and payable totaled $2.6 million and $0.5 million respectively, and are included in other assets and accrued expenses and other liabilities.

As of October 1, 2009, SG implemented a new global transfer pricing methodology for its capital market activities. For purposes of these global agreements, SGASH acts as administrative agent and counterparty with SG for transactions in which the Company acts as agent for SG. As a result, SGASH has entered into a Service Level Agreement (SLA) with the Company. Outstanding receivables related to these commissions totaled $70.3 million and are reflected in other assets in the statement of financial condition.

Outstanding related receivables totaled $3.7 million and are reported in other assets in the statement of financial condition.

The Company entered into various forward contracts with SG to hedge its exposure on certain trading positions. As of December 31, 2010, the fair values of open forward contracts totaled $4.1 million, and are reported in financial instruments - at fair value on the statement of financial condition.

The Company also entered into certain OTC derivative contracts with an affiliate to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. As of December 31, 2010, the fair value asset and liability of these derivatives, net of cash paid or received, totaled $11.4 million and $4.1 million, respectively. The fair value of these contracts are included in financial instruments owned – fair value and financial instruments sold, not yet purchased – fair value on the statement of financial condition.

Outstanding payables related to inter-entity cost transfers totaled $59.4 million and are included in accrued expenses and other liabilities.

The Company has other outstanding receivables from affiliates for reimbursement of various payments the Company has made on their behalf. As of December 31, 2010, outstanding receivables from affiliates for reimbursements totaled $32.5 million, and are included in other assets on the statement of financial condition.

The table above also includes $0.1 million related outstanding payables.

9. SHORT-TERM BORROWINGS

Short-term borrowings, which include bank loans from affiliated companies and overdrawn bank accounts, are generally obtained to fund operating activities. As of December 31, 2010, outstanding short-term borrowings from affiliated companies were unsecured and totaled $800 million. Overdrawn bank balance totaled $1.2 million at December 31, 2010.

Related outstanding payables totaled $0.1 million and are included in accrued expenses and other liabilities on the statement of financial condition.

10. SUBORDINATED BORROWINGS

Subordinated borrowings are subordinated to all existing and future claims of all non-subordinated creditors of the Company and constitute part of the Company's net capital under the Uniform Net Capital Rule, as defined. Subordinated borrowings may be repaid only if, after giving effect to such repayment, the Company meets the net capital requirements of the SEC.

Subordinated borrowings are generally obtained from affiliated companies at prevailing market rates. As of December 31, 2010, subordinated borrowings totaled $640 million, and are pursuant to multiple subordination agreements with SG. Subordinated borrowings mature on various dates through 2011. Subordinated borrowing agreements contain an automatic rollover provision, whereby the maturity date will be extended an additional year, providing the borrower does not give notice of repayment on or before the thirteenth month preceding the scheduled maturity date.

For the year ended December 31, 2010, interest related payables to affiliates were $0.03 million, and are included in accrued expenses and other liabilities on the statements of financial condition.

11. EMPLOYEE BENEFITS

Employees are eligible to participate in a 401(k) Savings Plan (the "401(k) Plan") through Societe Generale's Savings and Investment Retirement Plan from the date of hire if they are at least 21 years of age. Employees are able to make maximum allowable contribution of $16,500, with an additional $5,500 "catch-up" contribution for anyone who will be age 50 or older in 2010, of their pre-tax compensation, as defined, subject to certain Internal Revenue Service limitations. The Company

matches 100% of employee contributions to the 401(k) Plan up to a maximum of 3% of the employee's compensation subject to Internal Revenue Service limitations. All employee contributions are 100% vested immediately and all employer contributions are subject to a five-year vesting schedule.

The Company is also a participant in two pension plans, the Societe Generale U.S. Operations Pension Plan and the SG Pension Plan (collectively, the "Pension Plans"). These are noncontributory defined benefit pension plans covering eligible employees of the Company as defined by the Pension Plans that are administered by SG.

12. DEFERRED COMPENSATION

The Company sponsors a voluntary deferred compensation plan for eligible employees. The liabilities related to this deferred compensation plan are joint and several with SG. Contributions are made on a tax deferred basis. Participants are allowed to invest in investment funds. The value of the deferred compensation liability may fluctuate based on changes in value of the investment funds. A deferred compensation liability of $51 million is included in accrued expenses and other liabilities on the statements of financial condition.

Each year the Company requires selected employees to defer a portion of their bonus compensation ("Involuntary Plan"). Participants are allowed to invest a portion their bonus compensation in alternative investment vehicles (SG stock or select investment funds). The deferred portion of the bonus compensation is expensed ratably over the requisite service period of approximately three to four years. The value of the deferred compensation liability may change based on the performance of the SG stock or employee selected alternative investment funds. The Company has recorded a liability of $60.8 million, which is included in accrued expenses and other liabilities on the statements of financial condition. Under the Involuntary Plan, certain employees elected to defer bonuses further that had become vested and due. As of December 31, 2010, the related outstanding liability totaled $10 million, and is included in accrued expenses and other liabilities on the statements of financial condition.

The Company's employees are granted awards under SG's various stock incentive plans. SG sponsors an SG Global Employee Share Ownership Program ("GESOP"), allowing employees to purchase SG stock at a 20% discount. The Company provides matching contributions to the GESOP, which are equal to a specified percentage of the employees' contribution, as defined by the GESOP.

SG has also granted options to purchase shares of SG stock to certain employees of the Company. Generally, the options become exercisable upon the completion of a three-year vesting period and expire seven years from the date of grant.

SG grants free SG shares to certain eligible employees under its Deferred Shares Plan. All beneficiaries are subject to the condition of presence at the end of the applicable vesting period.

13. OFF-BALANCE-SHEET RISKS

In the ordinary course of business, the Company enters into contractual commitments with off-balance-sheet risk in order to meet its financing and hedging needs and, on a riskless principal basis, for that of its customers. These commitments entail varying degrees of risk including market risk, which may be in excess of amounts recognized in the financial statements. Based upon the credit quality of counterparties, collateral value and past loss experience, management believes the consummation of these commitments will have no material adverse effect on the Company's financial position or operating results.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing

prices. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Secured financing transactions, including securities purchased under agreements to resell, securities borrowed, and securities loaned are generally collateralized by cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring client credit exposure and collateral value on a daily basis, and requiring additional collateral to be deposited with or returned to the Company when deemed necessary.

The table below sets forth the Company's derivative financial instruments that were executed, for trading purposes, through regulated exchanges and OTC, at contract or notional amounts, together with their fair value at December 31, 2010 (in thousands):

	Contractual/ Notional Amount	Fair Value
Futures contracts:		
Commitments to sell	$ 23,066,784	$ 73,373
Commitments to buy	111,870	491
Listed options:		
Long	352,042	33,059
Short	364,836	(17,913)
Forward contracts	32,617	4,135

The Company's futures contracts, which are futures commitments to buy or sell equity stock indexes, interest rate, and currency financial instruments, are executed on an exchange, and cash settlement is made on a daily basis for market movements. Futures contracts mature at various dates through 2013.

The Company's listed options contracts consist of various call and put options on equity stock indexes. Options contracts expire at various dates through 2014.

Forward contracts include certain agreements with SG to deliver securities at maturity. These agreements mature in less than one year.

Derivative financial instruments used for purposes other than trading include certain contracts entered into by the Company to economically hedge its exposure to the fluctuation in value of certain employee deferred compensation. As of December 31, 2010, the Company had contracts with notional amounts totaling $105.8 million and net fair value totaling $7.3 million. The fair value of these contracts are reported gross in other assets and accrued expenses and other liabilities on the statements of financial condition. These contracts were entered into with an affiliate and carry expirations ranging from March 2011 to March 2013.

The Company had certain other transactions which were not recorded on the statement of financial condition. At December 31, 2010, the Company had commitments to enter into future securities borrow and securities loan agreements starting January 3, 2011. At December 31, 2010, commitments in

connection with securities borrowed totaled $304.3 million. Commitments related to securities loaned also totaled $304.3 million, all of which are with SG.

14. CONCENTRATION OF CREDIT RISK

As a full-service broker and dealer, the Company is engaged in various securities underwriting, trading, and brokerage activities in which counterparties primarily include other broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of the default depends on the creditworthiness of the counterparty or issuer of the instruments.

It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company also minimizes credit risk associated with collateralized agreements and financings by monitoring credit exposure on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

As of December 31, 2010, the Company's exposure on unsecured assets to any one counterparty did not exceed 3% of total assets.

15. COMMITMENTS, CONTINGENT LIABILITIES, AND GUARANTEES

Commitments – The Company has certain contractual obligations under long-term non-cancelable sublease agreements with an affiliate, principally for office space and facilities and includes escalation provisions.

	Minimal Rental Payments
2011	$ 656
2012	656
2013	656
2014	656
2015	700
2016 and thereafter	1,925
Total	$ 5,249

Contingent Liabilities – In the normal course of business, the Company may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with its activities as a broker-dealer. The Company may also be involved, from time to time, in other reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies regarding the Company's business. Certain of these matters may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company contests liability and/or the amount of damages as appropriate in each pending matter. Where available information indicates that it is probable a liability had been incurred at the date of the financial statements, and the Company can reasonably estimate the amount of that loss, the Company will accrue the estimated loss by a charge to income. In many proceedings, however, it is inherently difficult to determine whether any loss is probable or even possible or to estimate the amount of any loss. In addition, even where loss is possible or an exposure to loss exists in excess of the liability already accrued with respect to any previously recognized loss contingency, it is not always possible to reasonably estimate the size of the possible loss or range of loss.

For legal proceedings, the Company does not believe, based on current knowledge and after consultation with counsel, that the resolution of such proceedings will have a material adverse effect on the Company's financial statements as a whole.

Guarantees – In the normal course of business, the Company indemnifies and guarantees certain providers, such as clearing and custody agents, against potential losses in connection with their acting as an agent of or providing services to, the Company.

The Company applies the provisions of the FASB ASC 460 – *Guarantees* which provides accounting and disclosure requirements for certain guarantees. FASB ASC 460 – *Guarantees* requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. However, the Company expects the risk of loss to be remote.

16. REGULATORY REQUIREMENTS

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934. Under the alternative method permitted by this Rule, the Company's required net capital, as defined, is the greater of 2% of aggregate debit balances arising from customer transactions or $1.5 million. The Company is not permitted to pay dividends or repay subordinated debt if the ratio of net capital to aggregate debit items after such payments or repayments would be less than 5%.

At December 31, 2010, the Company had net capital of $1,968 million, which was $1,966 million in excess of the net capital requirement of $1.5 million.

Pursuant to Rule 15c3-3 of the SEC, the Company may be required to deposit in a Special Reserve Bank Account, cash or acceptable equivalents for the exclusive benefit of customers. At December 31, 2010, the Company had a customer reserve requirement of $26.9 million. At December 31, 2010, the Company had approximately $135.2 million reflected in the statement of financial condition as cash segregated for regulatory purposes.

17. SUBSEQUENT EVENTS

The Company evaluates subsequent events through the date on which the financial statements are being issued.

On February 2, 2011, the Company was designated as a primary dealer by the Federal Reserve Bank of New York.

The Company closed its Los Angeles office in January 2011.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 28, 2011

SG Americas Securities, LLC
1221 Avenue of the Americas
New York, New York

In planning and performing our audit of the financial statements of SG Americas Securities, LLC (the "Company") as of and for the year ended December 31, 2010 (on which we issued our report dated February 28, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);(2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Member of SG America Securities, LLC
1221 Avenue of the Americas
New York, NY 10020

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC -7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by SG Americas Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7 with wire transfers that were made payable to SIPC, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2010 noting no differences.

3. Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 28, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended __________, 20__

(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066125
SG AMERICAS SECURITIES LLC
480 WASHINGTON BLVD 23rd FL
JERSEY CITY, NJ 07310-2053

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,745,251

B. Less payment made with SIPC-6 filed (exclude interest) 768,750

7/28/2010
Date Paid

C. Less prior overpayment applied

D. Assessment balance due or (overpayment) 976,501

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 976,501

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $__________

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

SEC Mail Processing Section RECEIVED MAR 01 2011 Washington, DC 211

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SG AMERICAS SECURITIES LLC
(Name of Corporation, Partnership or other organization)

x [signature]
(Authorized Signature)

CFO
(Title)

Dated the 28 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: __________ Postmarked __________ Received __________ Reviewed

Calculations __________ Documentation __________ Forward Copy __________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2010
and ending 12/31, 2010
Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 713,763,684
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		75,711,205
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		45,106,713
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		120,817,918
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		20,076,749
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 116,404,278	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 286,258	
Enter the greater of line (i) or (ii)		116,404,278
Total deductions		136,481,027
2d. SIPC Net Operating Revenues		$ 698,100,575
2e. General Assessment @ .0025		$ 1,745,251 (to page 1, line 2.A.)

MEMORANDUM	SG AMERICAS SECURITIES LLC
TO: Zulma Correa/Joe Dondero S & C Management/ Fax #: ext 8217	FROM: Louis Valentini, ext. 8751 DEPT: SGAS Accounting
SUBJECT: Wire Transfer Request Payment in US DOLLARS	DATE: 02/28/2011

Please make **wire** payment in US DOLLARS (USD) for the following:

Amount: **$976,501.00 USD**

Bank name **Citibank, New York**

Bank location: **111 Wall Street, New York, NY 10043**

ABA#: **021000089**

Account#: **30801482**

Account Name: **Securities Investor Protection Corporation**

Reference: **8-66125; 12/2010 SIPC ASSESSMENT (SIPC-7)**

Please debit general ledger account number: 19542-771 (BETA)

Thank you.

Approved: Greg Cugliari

Greg Cugliari **Chris Ruffino**

Instructions:
The following information must be completed so that the wire transfer can be made:

1. Requestor's name
2. Requestor's extension
3. Requestor's department
4. Date
5. Dollar amount
6. Bank name
7. Bank location
8. ABA #
9. Account name
10. Account number
11. General ledger account number to debit
12. General ledger account name

SG Americas Securities, LLC
(SEC I.D. No. 8-66125)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT

****

Filed pursuant to Regulation 17a-5(e)(3)
Under the Securities Exchange Act as a
PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
SG Americas Securities, LLC
New York, New York

We have audited the accompanying statement of financial condition of SG Americas Securities, LLC (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of SG Americas Securities, LLC at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2011